UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009 and Amendment No. 3 thereto filed on January 15, 2009 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Subsection (i) of Item 8 is hereby amended and supplemented by adding the following text to the end of such subsection:

On January 20, 2009, H. Steven Mishket, a purported holder of Company Shares, filed a lawsuit purportedly on behalf of a putative class of holders of the Company’s Shares in the Court of Chancery of the State of Delaware, Case No. 4299-CC (the “Mishket Action”). The Mishket Action names as defendants the Company, the members of the Company’s Board of Directors, Purchaser and Parent. The Mishket Action alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders by deciding to sell the Company to Parent at an inadequate and unfair price, failing to disclose certain material information necessary to allow the Company’s stockholders to make a fully informed decision as to whether to tender their Shares in the Offer and agreeing to deal terms that are unfair and taint the process which led to the Offer. The Mishket Action also alleges that the Purchaser and Parent aided and abetted the purported breaches of fiduciary duty. The Mishket Action seeks judgment as follows, (i) class action status, (ii) an order preliminarily and permanently enjoining the defendants from proceeding with the Offer, (iii) if the transaction is consummated prior to entry of a final judgment, a judgment rescinding the Merger or awarding rescissory damages, (iv) an order directing the defendants to account for all damages caused by them and all profits and special benefits obtained as a result of their breaches of fiduciary duties, (v) an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees and expenses, and (vi) such other and further relief as may be just and proper. The Company and its directors intend to vigorously defend the Mishket Action.

A copy of the complaint in the Mishket Action is attached hereto as Exhibit (a)(14) and is hereby incorporated herein by reference. The foregoing description of the Mishket Action is qualified in its entirety by reference to Exhibit (a)(14) hereto.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on January 7, 2009).

(a)(2)	Letter of Transmittal dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on January 7, 2009).

(a)(3)	Press release issued by the Company dated January 5, 2009 (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(a)(4)	Letter to Stockholders of the Company, dated January 7, 2009. *

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on January 7, 2009).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on January 7, 2009).

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on January 7, 2009).

(a)(8)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on January 7, 2009).

(a)(9)	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on January 7, 2009).

(a)(10)	Indevus Pharmaceuticals, Inc. – Information Regarding Certain Employee Rights. *

(a)(11)	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009 *

(a)(12)	Complaint filed by Malena C. Scroeder in the Superior Court of the Commonwealth of Massachusetts on January 9, 2009 *

(a)(13)	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009 *

(a)(14)	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009 **

(e)(1)(i)	Agreement and Plan of Merger, dated as of January 5, 2009, among the Company, Purchaser and Parent (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(1)(ii)	Amendment to Agreement and Plan of Merger, dated as of January 7, 2009, among the Company, Purchaser and Parent. *

(e)(2)(A)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(A)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of December 19, 2008. *

(e)(2)(B)	Executive Retirement Agreement by and between the Company and Glenn L. Cooper, M.D. dated March 3, 2008, as amended (incorporated by reference to the Company’s Form 8-K filed March 7, 2008 and Form 8-K filed June 16, 2008).

(e)(2)(C)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(C)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of December 19, 2008. *

(e)(2)(D)(i)	Form of Retention Agreement by and between the Company and Michael W. Rogers dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(D)(ii)	Form of Amendment to Retention Agreement by and between the Company and Michael W. Rogers dated October 20, 2008. *

(e)(2)(E)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(E)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of December 19, 2008. *

(e)(2)(F)(i)	Form of Retention Agreement by and between the Company and Noah D. Beerman dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(F)(ii)	Form of Amendment to Retention Agreement by and between the Company and Noah D. Beerman dated October 20, 2008. *

(e)(2)(G)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(G)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of December 19, 2008. *

(e)(2)(H)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(H)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of December 19, 2008. *

(e)(2)(I)(i)	Form of Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(I)(ii)	Form of Amendment to Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated October 20, 2008. *

(e)(3)	Form of Stockholder Tender Agreement (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(4)	Form of Confidentiality Agreement by and between the Company and Parent dated September 30, 2008. *

Annex A	Opinion of UBS Securities LLC dated January 5, 2009. *

Annex B	Information Statement of the Company dated as of January 7, 2009. *

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Mark S. Butler
Name:	Mark S. Butler
Title:	Executive Vice President,
Chief Administrative Officer and General Counsel

Dated: January 21, 2009